

02048942


SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
313
OPC VA
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2001

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to_____

Commission file number 001-13777

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GETTY REALTY CORP.
125 Jericho Turnpike, Suite 103
Jericho, New York 11753

REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

1. Financial Statements:

   Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000

   Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001

   Notes to Financial Statements

2. Exhibits: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

GETTY REALTY CORP.
RETIREMENT AND
PROFIT SHARING PLAN

Dated: June 28, 2002

By: Getty Realty Corp.
Retirement Plan Committee
and Plan Administrator

By: /s/ Leo Leibowitz
Leo Liebowitz

By: /s/ Thomas J. Stirnweis
Thomas J. Stirnweis

By: /s/ Randi Young Filip
Randi Young Filip

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN

Financial Statements

as of December 31, 2001 and 2000
and for the year ended December 31, 2001

INDEX TO FINANCIAL STATEMENTS

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
as of December 31, 2001 and 2000
(in thousands)

2001

	Fixed Income Fund A	MassMutual Core Equity Fund B	Getty Common Stock Fund C	MassMutual Destiny Conservative Fund D	MassMutual Destiny Moderate Fund E	MassMutual Destiny Aggressive Fund F	MassMutual Destiny Equity Fund G	Fidelity Contrafund Fund H	T. Rowe Price New Horizons Fund I	American Century Ultra Fund J	Schwab S&P 500 Index Fund Fund M	Loans	In-Transit	Total
Assets:														
Investments, at fair value (Note 3)	$2,236	$215	$1,290	$26	$55	$91	$182	$166	$134	$82	$3	$ 0	$ 0	$4,480
Employee loans	0	0	0	0	0	0	0	0	0	0	0	13	0	13
Contributions receivable:														
Employer	4	2	4	0	1	0	1	2	1	2	1	0	0	18
Employee	2	0	0	0	0	0	0	1	0	0	1	0	0	4
	6	2	4	0	1	0	1	3	1	2	2	0	0	22
Cash	0	0	6	0	0	0	0	0	0	0	0	0	8	14
Net assets available for plan benefits	$2,242	$217	$1,300	$26	$56	$91	$183	$169	$135	$84	$5	$13	$8	$4,529

See accompanying notes.

2000												
Fixed	MassMutual	Getty	MassMutual Destiny				Fidelity	T. Rowe Price	American Century			
Income	Core Equity	Common Stock	Conservative	Moderate	Aggressive	Equity	Contrafund	New Horizons	Ultra			
Fund A	Fund B	Fund C	Fund D	Fund E	Fund F	Fund G	Fund H	Fund I	Fund J	Loans	In-Transit	Total
$2,305	$388	$817	$25	$59	$84	$210	$134	$98	$131	$ 0	$ 0	$4,251
0	0	0	0	0	0	0	0	0	0	14	0	14
2	2	3	0	1	1	1	2	1	1	0	0	14
1	1	0	0	0	0	0	0	0	1	0	0	3
3	3	3	0	1	1	1	2	1	2	0	0	17
0	0	36	0	0	0	0	0	0	0	0	8	44
$2,308	$391	$856	$25	$60	$85	$211	$136	$99	$133	$14	$8	$4,326

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 2001
(in thousands)

	Fixed Income Fund A	MassMutual Core Equity Fund B	Getty Common Stock Fund C	MassMutual Destiny Conservative Fund D	MassMutual Destiny Moderate Fund E	MassMutual Destiny Aggressive Fund F	MassMutual Destiny Equity Fund G	Fidelity Contrafund Fund H	T. Rowe Price New Horizons Fund I	American Century Ultra Fund J	Schwab S&P 500 Index Fund Fund M	Loans	In-transit	Total
Contributions:														
Employer	$9	$7	$4	$0	$2	$1	$2	$7	$4	$4	$2	$0	$0	$42
Employee	18	11	3	1	4	3	6	13	7	10	3	0	0	79
	27	18	7	1	6	4	8	20	11	14	5	0	0	121
Rollovers	74	0	0	0	0	14	3	31	27	12	0	0	0	161
Investment income:														
Interest and dividend income	150	0	277	0	0	0	0	0	0	0	0	1	1	429
Net investment gain (loss) from pooled separate accounts	0	(64)	0	0	(5)	(12)	(34)	(18)	(1)	(17)	0	0	0	(151)
Net appreciation (depreciation) of investments	0	0	238	0	0	0	0	0	0	0	0	0	0	238
	150	(64)	515	0	(5)	(12)	(34)	(18)	(1)	(17)	0	1	1	516
Transfers from (to) other funds, net	(317)	(128)	(13)	0	(5)	0	(5)	0	(1)	(58)	0	(2)	529	0
Withdrawals	0	0	(65)	0	0	0	0	0	0	0	0	0	(530)	(595)
Net additions (reductions)	(66)	(174)	444	1	(4)	6	(28)	33	36	(49)	5	(1)	0	203
Net assets available for plan benefits as of January 1, 2001	2,308	391	856	25	60	85	211	136	99	133	0	14	8	4,326
Net assets available for plan benefits as of December 31, 2001	$2,242	$217	$1,300	$26	$56	$91	$183	$169	$135	$84	$5	$13	$8	$4,529

See accompanying notes.

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN
Notes to Financial Statements

1. Description of Plan

The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"), who have completed one year of service (six months of service to be eligible to participate in 401(k) election), except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 1987, the Plan was amended to provide for the benefits available under Section 401(k) of the Internal Revenue Code.

Employees may make contributions to the Plan (limited to a maximum contribution of $10,500 for 2001) and the Company matches an amount equal to the lesser of 50% of such employee contributions or 3% of compensation (limited to $170,000). The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer match, may be invested in twelve available investment funds allocated in multiples of 5% at the election of the employee as follows:

Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (6.35% and 6.82% average interest rates for the years ended December 31, 2001 and 2000, respectively).

Fund B, The Core Equity Fund, holds Class S shares of MassMutual Core Equity Fund, a MassMutual Institutional Fund, which invests in undervalued dividend-paying stocks of large well established U.S. companies. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

Fund C, The Getty Common Stock Fund, consists of common stock of the Company. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

Funds D through G are four Destiny Asset Allocation Funds. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each Fund are allocated, within targeted ranges, among ten mutual funds managed by MassMutual Institutional Funds, Oppenheimer Funds, Inc. and David L. Babson & Co., Inc. The MassMutual Institutional Funds include an international stock fund, a small capitalization U.S. stock fund, a large capitalization U.S. stock fund, an S&P 500 indexed equity fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Oppenheimer funds include a value and fixed-income bond fund. The David L. Babson fund is a growth fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

Fund G, The Equity Fund, invests primarily in domestic and foreign common stocks, including small and large capitalization common stocks.

Funds H through J are three funds which hold units in independently managed mutual funds. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in pooled separate investment accounts which are not guaranteed as to either principal or a stated rate of investment return.

Fund H, The Contrafund Fund, holds shares of Fidelity Contrafund, a mutual fund which invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

Fund I, The New Horizons Fund, holds shares of T. Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T. Rowe Price with a focus on growth over the long term.

Fund J, The Ultra Fund, holds shares of American Century Ultra Fund, a mutual fund which invests mainly in common stocks of the fastest growing companies in the market with earnings and revenue growing at accelerating rates, and those most likely to appreciate in market value. The portfolio emphasizes mid-sized to large-sized companies. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term.

Fund M, The Schwab S&P 500 Index Fund, holds shares of the Schwab S&P 500 Index Fund, a mutual fund which invests in the same stocks that make up the S&P 500 index and in the same relative weightings that each stock is in the index. The portfolio for the underlying fund is managed by Charles Schwab with a focus on achieving a total rate of return comparable to the S&P 500 Index.

Fund N, The American Century International Growth Fund, holds shares of American Century International Growth Fund which invests in the stocks of developed foreign companies outside the United States and domestic stocks. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term. There has been minimal participation in this fund through December 31, 2001.

Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

The in-transit account is a money market fund which is utilized to affect transfers between Funds and for participant withdrawals.

Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

Years of Service	Percent Vested
2 years	20%
3 years	40
4 years	60
5 years	80
6 or more years	100

Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

2. Summary of significant accounting policies

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

The investments in the Fixed Income Investment Fund, the Core Equity Fund, the Destiny Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund, The Schwab S&P 500 Index Fund and The American Century International Growth Fund are valued at published market prices.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net investment gain (loss) from pooled separate accounts, and the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments held by the Getty Common Stock Fund.

Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN
Notes to Financial Statements, Continued

3. Investments

The following summarizes the fair value of the Plan's investments as of December 31, 2001 and 2000 (in thousands):

	2001	2000
Fund A: Fixed Income Investment Fund (a)(b)	$ 2,236	$ 2,305
Fund B: Core Equity Fund (a)(b)	215	388
Fund C: Getty Realty Corp. Common Stock, $.01 par value (b)(c)	1,290	817
Fund D: Destiny Asset Allocation Fund - Conservative (a)	26	25
Fund E: Destiny Asset Allocation Fund - Moderate (a)	55	59
Fund F: Destiny Asset Allocation Fund - Aggressive (a)	91	84
Fund G: Destiny Asset Allocation Fund - Equity (a)	182	210
Fund H: Contrafund Fund (a)	166	134
Fund I: New Horizons Fund (a)	134	98
Fund J: Ultra Fund (a)	82	131
Fund M: Schwab S&P 500 Index Fund (d)	3	-
	$4,480	$ 4,251

(a) Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $18.85 per share and $15.125 per share as of December 31, 2001 and 2000, respectively.

(d) Fair value determined by Charles Schwab.

4. Termination Priorities

While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5. Income Tax Status

On March 18, 1997, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

6. Reconciliation to Form 5500

In accordance with generally accepted accounting principles, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 2001 and 2000, there were no benefit claims payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan.